Exhibit 99.(a)(6)
Subject: Important Notice Regarding the Stock Option Repurchase Offer, As Amended on April 9, 2009
Dear Spectrum Pharmaceuticals Employee:
     We wanted to send you this notice to remind you that the deadline of Thursday, April 23, 2009 (11:59 P.M., Pacific Time) is approaching for you to elect to participate in the stock option repurchase program. If you wish to participate in the offer to tender your eligible options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on Monday, March 23, 2009 (the “offering materials”), as amended on April 9, 2009, you must follow the following procedures:
     To participate in the stock option repurchase, you must complete and sign the Letter of Transmittal and deliver it to the Company by email to lisa.broman@spectrumpharm.com or by mail to Attn: Lisa Broman, Spectrum Pharmaceuticals, Inc., 157 Technology Drive, Irvine, California 92618, which must be submitted before 11:59 P.M., Pacific Time, on Thursday, April 23, 2009 (or, if we extend the Offer, such later date we will specify). If you do not submit your completed Letter of Transmittal before 11:59 P.M., Pacific Time, on Thursday, April 23, 2009, your tender of eligible options will not be given effect.
     Stock Option Repurchase
     Note that your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms. Questions about the offer or requests for assistance or for additional copies of any offering materials should be made by email to wpedranti@spectrumpharm.com. The Company will attempt to respond to all questions.